 Filed Pursuant to Rule 424(b)(3)
  Registration Nos. 333-284531 and 333-285962
PROSPECTUS SUPPLEMENT
(to prospectus dated February 14, 2025)
Class A Common Stock
This prospectus supplement amends and supplements the prospectus dated February 14, 2025 (the “Prospectus”), which forms a part of the registration statement of Angi Inc., a Delaware corporation (“Angi,” “we,” “us,” “our” or the “Company”) on Form S-3 (No. 333-284531), as amended, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2025 and declared effective by the SEC on February 14, 2025, and the registration statement of the Company on Form S-3 (No. 333-285962), filed with the SEC on March 20, 2025 pursuant to Rule 462(b) of the Securities Act of 1933, as amended. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement updates, amends and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
The Class A common stock, par value $0.001 per share, of Angi (the “Angi Class A common stock”) is listed on The Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “ANGI.” The last reported sale price of the Angi Class A common stock on March 25, 2025 was $16.26 per share.
Investing in our common stock involves risk. You should consider the risks described in “Risk Factors” beginning on page 10 of the Prospectus before investing in our common stock.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is March 26, 2025.

Recent Developments
Declaration of Special Dividend
On March 7, 2025, the IAC board of directors approved the planned spin-off of Angi and declared a special dividend (the “Distribution”) of all of the shares of Angi capital stock held by IAC to the holders of IAC common stock and IAC Class B common stock. Prior to the Distribution, IAC will convert all of the shares of Angi Class B common stock that it owns into shares of Angi Class A common stock on a one-for-one basis, with such shares to be included as part of the shares of Angi Class A common stock that will be distributed via the special dividend. The special dividend will be paid by IAC through the distribution of shares of Angi Class A common stock owned by IAC on the distribution date of March 31, 2025 to the holders of record of IAC common stock and IAC Class B common stock as of the close of business on the record date of March 25, 2025, on a pro rata basis, subject to the satisfaction or waiver of certain conditions to the Distribution, as described in the Prospectus. After the completion of the Distribution, IAC will no longer own any shares of Angi capital stock.
Reverse Stock Split
On March 21, 2025, Angi filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware, which Certificate of Amendment became effective as of 12:01 a.m. Eastern Time, on March 24, 2025 (the “Reverse Stock Split Effective Time”), to effect the previously announced 1-for-10 reverse stock split of the shares of outstanding Angi Class A common stock and Angi Class B common stock. The reverse stock split had previously been approved by the Angi board of directors and by the requisite Angi stockholders, as described in the Information Statement on Schedule 14C filed by Angi with the SEC on February 18, 2025, and the effective date of the reverse stock split had previously been approved by the Angi board of directors on March 6, 2025.
At the Reverse Stock Split Effective Time, every 10 shares of Angi Class A common stock and Angi Class B common stock issued and outstanding immediately prior to the Reverse Stock Split Effective Time were automatically combined into one share of Angi Class A common stock or Angi Class B common stock, respectively, subject to the treatment of fractional shares. No fractional shares were outstanding following the Reverse Stock Split, and any fractional shares that would have otherwise resulted from the reverse stock split were or are being settled in cash. The authorized shares of Angi Class A common stock and Angi Class B common stock, and the par value of each share of Angi Class A common stock and Angi Class B common stock, were unchanged by the reverse stock split.
Angi Class A common stock began trading on Nasdaq on a split-adjusted basis at opening of trading on March 24, 2025. The ticker symbol for Angi Class A common stock remains “ANGI.” The new CUSIP number for the Angi Class A common stock following the reverse stock split is 00183L201.
When-Issued and Ex-Distribution Trading of Angi and IAC
IAC has been advised by Nasdaq that, beginning on the record date of March 25, 2025 and continuing up to and ending at the close of trading on the distribution date of March 31, 2025, Angi has traded and will continue to trade on Nasdaq under the ticker “ANGI” and has also traded and will continue to trade on a “when-issued” basis under the ticker “ANGIV” with respect to the shares that are anticipated to be issued in the Distribution. IAC has also been advised by Nasdaq that, beginning on the record date of March 25, 2025 and continuing up to and ending at the close of trading on the distribution date of March 31, 2025, there has been and will continue to be two markets in IAC common stock: a “regular-way” market (in which shares of IAC common stock have traded and will continue to trade under the ticker “IAC” with an entitlement to the dividend of shares of Angi Class A common stock) and an “ex-distribution” market (in which shares of IAC common stock have traded and will continue to trade under the ticker “IACVV” without an entitlement to the dividend of shares of Angi Class A common stock).
The Distribution
Based on (i) 74,347,574 shares of IAC common stock and 5,789,499 shares of IAC Class B common stock issued and outstanding and (ii) 379,168 shares of Angi Class A common stock and 41,701,064 shares of Angi Class B common stock owned by IAC (which shares of Angi Class B common stock will be converted to shares of Angi Class A common stock on a one-for-one basis prior to the Distribution), in each case as of the record date of March 25, 2025, approximately 0.5251 shares of Angi Class A common stock would be distributed in respect of each share of IAC common stock and IAC Class B common stock held by IAC stockholders as of the record date in the Distribution. The number of shares of Angi capital stock held by IAC may change prior to the completion of the Distribution, and therefore the actual number of shares of Angi Class A common stock to be distributed per share of IAC common stock and IAC Class B common stock is not yet determinable. No fractional shares of Angi Class A common stock will be received by IAC stockholders. Instead, IAC stockholders will receive a cash payment in lieu of any fractional share of Angi Class A common stock that they otherwise would have received.
Expenses of Distribution
The following table itemizes the fees and expenses payable by Angi in connection with the Distribution. All of such fees and expenses are estimates except the SEC registration fee. Angi will pay all of the costs identified below.
SEC Registration Fee	$119,498.81
Printing and Engraving Expenses	138,000.00
Legal Fees and Expenses	1,915,000.00
Accounting Fees and Expenses	400,000.00
Total	$2,572,498.81
Employee Matters Agreement
The final paragraph of the section entitled “The Distribution — Relationship Between IAC and Angi After the Distribution — Employee Matters Agreement” in the Prospectus, which paragraph appears on page 26 of the Prospectus, is hereby amended and restated in its entirety as follows:
“While the Employee Matters Agreement will remain in place following the completion of the Distribution, Angi’s continued participation in IAC’s U.S. health and welfare plans, 401(k) plan and flexible benefits plan will no longer be covered by the Employee Matters Agreement upon the effectiveness of the Distribution and will instead be covered under the Services Agreement as described below.”
Unaudited Pro Forma Financial Information
The unaudited pro forma condensed consolidated financial statements for Angi included in Annex A of the Prospectus are hereby amended and restated in their entirety as follows:

ANNEX A
Unaudited Pro Forma Condensed Consolidated Financial Statements of Angi Inc.
IAC Inc. (“IAC”) intends to issue a special dividend (referred to as the “Distribution”) of all of the shares of Angi Inc. (“Angi”) Class A common stock that are owned by IAC after the voluntary conversion by IAC of all shares of Angi Class B common stock held by IAC into shares of Angi Class A common stock. As a result of this conversion, there will be no shares of Angi Class B common stock outstanding, and the only class of Angi capital stock with shares outstanding will be Angi Class A common stock. The special dividend will be paid pro rata to holders of record of IAC common stock and IAC Class B common stock as of the close of business on the record date for the Distribution as established by the IAC board of directors and announced by IAC. Immediately following the Distribution, IAC will no longer hold any shares of Angi’s capital stock.
The following unaudited pro forma condensed consolidated financial statements give effect to the Distribution in accordance with Article 11 of the Securities and Exchange Commission’s Regulation S-X.
For purposes of these unaudited pro forma condensed consolidated financial statements, the Distribution is assumed to have occurred as of December 31, 2024 with respect to the unaudited pro forma condensed consolidated balance sheet and January 1, 2024 with respect to the unaudited pro forma condensed consolidated statement of operations.
The unaudited pro forma condensed consolidated balance sheet as of December 31, 2024 and the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2024 have been derived from the audited historical consolidated financial statements of Angi as of and for the year ended December 31, 2024.
The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position of Angi had the Distribution occurred on December 31, 2024 or the operating results of Angi that would have been achieved had the Distribution occurred on January 1, 2024, nor is it indicative of Angi’s future financial position or operating results. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this prospectus supplement as set forth in the notes to the unaudited pro forma condensed consolidated financial statements.
Because these unaudited pro forma condensed consolidated financial statements have been prepared based upon preliminary estimates, the impact of the Distribution and the timing thereof could cause material differences from the information presented herein.
These unaudited pro forma condensed consolidated financial statements should be read in conjunction with Angi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Angi’s historical consolidated financial statements and related notes thereto, which are incorporated by reference to the Prospectus. See the section entitled “Incorporation of Certain Documents by Reference” of the Prospectus.

Annex A-1

ANGI INC. UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2024
(In thousands, except par value amounts)
	Angi Historical Consolidated	Adjustments Related to the Distribution	Notes	Autonomous Entity Adjustments	Notes	Angi Pro Forma
ASSETS
Cash and cash equivalents	$416,434	$—		$—		$416,434
Accounts receivable, net	36,670	—		—		36,670
Other current assets	41,981	—		—		41,981
Total current assets	495,085	—		—		495,085
Capitalized software, leasehold improvements and equipment net	79,564	—		—		79,564
Goodwill	883,440	—		—		883,440
Intangible assets, net	167,662	—		—		167,662
Deferred income taxes	169,073	(9,849)	2	—		159,224
Other non-current assets, net	35,911	—		—		35,911
TOTAL ASSETS	$1,830,735	$(9,849)		$—		$1,820,886
LIABILITIES AND SHAREHOLDERS’EQUITY
LIABILITIES:
Accounts payable	$18,319	$—		$—		$18,319
Deferred revenue	42,008	—		—		42,008
Accrued expenses and other current liabilities	171,351	1,653	1	5,441	5	178,445
Total current liabilities	231,678	1,653		5,441		238,772
Long-term debt, net	496,840	—		—		496,840
Deferred income taxes	1,500	—		—		1,500
Other long-term liabilities	37,916	17,960	2	—		55,876
Commitments and contingencies
SHAREHOLDERS’ EQUITY
Class A common stock $0.001 par value	113	422	3	—		535
Class B convertible common stock $0.001par value	422	(422)	3	—		—
Class C common stock $0.001 par value	—	—		—		—
Additional paid-in capital	1,465,640	(27,809)	2	—		1,437,831
Accumulated deficit	(195,015)	(1,653)	1	(5,441)	5	(202,109)
Accumulated other comprehensive loss	(2,495)	—		—		(2,495)
Treasury stock	(205,864)	—		—		(205,864)
Total shareholders’ equity	1,062,801	(29,462)		(5,441)		1,027,898
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,830,735	$(9,849)		$—		$1,820,886
See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Annex A-2

ANGI INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2024
(In thousands, except per share amounts)
	Angi Historical Consolidated	Adjustments Related to the Distribution	Notes	Autonomous Entity Adjustments	Notes	Angi Pro Forma
Revenue	$1,185,112	$—		$—		$1,185,112
Cost of revenue (exclusive of depreciation shown separately below)	57,578	—		—		57,578
Gross profit	1,127,534	—		—		1,127,534
Operating costs and expenses:
Selling and marketing expense	601,638	—		—		601,638
General and administrative expense	319,999	1,653	1	5,441	5	327,093
Product development expense	95,360	—		—		95,360
Depreciation	86,052	—		—		86,052
Amortization of intangibles	2,600	—		—		2,600
Total operating costs and expenses	1,105,649	1,653		5,441		1,112,743
Operating income	21,885	(1,653)		(5,441)		14,791
Interest expense	(20,169)	—		—		(20,169)
Other income, net	18,361	—		—		18,361
Earnings before income taxes	20,077	(1,653)		(5,441)		12,983
Income tax benefit	16,771	397	4	1,306	4	18,474
Net earnings	36,848	(1,256)		(4,135)		31,457
Net earnings attributable to noncontrolling interests	(844)	—		—		(844)
Net earnings attributable to Angi Inc. shareholders	$36,004	$(1,256)		$(4,135)		$30,613
Per share information attributable to Angi Inc. shareholders:
Basic earnings per share(a)	$0.72					$0.61
Diluted earnings per share(a)	$0.71					$0.60
Weighted average common stock shares outstanding:
Basic(a)	50,002					50,002
Diluted(a)	50,669					50,669

(a)
On March 24, 2025, Angi effected a reverse stock split of the outstanding shares of common stock, at a ratio of one-for-ten. The historical and pro forma earnings per share and weighted average common shares outstanding have been adjusted accordingly.

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Annex A-3

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
Adjustments Related to the Distribution:
(1)   Reflects additional estimated transaction costs related to the Distribution that are expected to be incurred by Angi subsequent to December 31, 2024 and are, therefore, not reflected in the historical consolidated financial statements of Angi.
(2)   As a result of the Distribution, Angi will no longer be part of the IAC tax group and will be allocated a portion of IAC consolidated federal and state tax attributes pursuant to the Internal Revenue Code and applicable state law. This adjustment reflects a preliminary estimated allocation that will be finalized upon the filing of IAC’s 2025 income tax returns, which will include Angi for periods prior to the Distribution, in the fourth quarter of 2026. Additionally, a portion of the tax attributes ultimately allocable to Angi will be payable to IAC upon realization pursuant to the tax sharing agreement.
(3)   Reflects the conversion of 422.0 million shares of Angi Class B common stock owned by IAC into shares of Angi Class A common stock. IAC will have no ownership interest in Angi after the Distribution.
(4)   Reflects the tax effects of the pro forma pre-tax adjustments at the applicable estimated statutory income tax rate of 24%.
Autonomous Entity Adjustments:
(5)   The unaudited pro forma condensed consolidated financial statements have been adjusted to depict Angi as an autonomous entity. Following the Distribution, Angi expects to incur certain costs including additional financial reporting and regulatory compliance, board of directors’ fees and expenses, accounting, internal audit, tax, legal, insurance, information technology, human resources, investor relations, risk management, treasury, and other general and administrative-related functions.
For the year ended December 31, 2024, Angi estimates that it would have incurred approximately $5.4 million of expenses in addition to IAC’s corporate costs allocated to Angi or incurred directly by Angi in its historical consolidated financial statements. The additional expenses have been estimated and are based on assumptions that Angi management believes are reasonable. However, the actual incremental costs that will be incurred could differ materially from these estimates and will depend on several factors, such as the macro-economic environment and strategic decisions made in the applicable functional areas.
Earnings Per Share
(6)   Pro forma earnings per share was calculated as follows:
	Year Ended December 31, 2024
	Angi Historical Consolidated	Angi Pro Forma
	(In thousands, except per share amounts)
Basic EPS:
Numerator:
Net earnings	$36,848	$31,457
Net earnings attributable to noncontrolling interests	(844)	(844)
Net earnings attributable to Angi common stock shareholders	$36,004	$30,613
Denominator:
Weighted average basic common stock shares outstanding(a)	50,002	50,002
Earnings per share:
Earnings per share attributable to Angi common stock shareholders(a)	$0.72	$0.61

Annex A-4

	Year Ended December 31, 2024
	Angi Historical Consolidated	Angi Pro Forma
	(In thousands, except per share amounts)
Diluted EPS:
Numerator:
Net earnings	$36,848	$31,457
Net earnings attributable to noncontrolling interests	(844)	(844)
Net earnings attributable to Angi common stock shareholders	$36,004	$30,613
Denominator:
Weighted average basic common stock shares outstanding(a)	50,002	50,002
Dilutive securities(a)(b)(c)	667	667
Denominator for earnings per share-weighted average shares(a)(b)(c)	50,669	50,669
Earnings per share:
Earnings per share attributable to Angi common stock shareholders(a)	$0.71	$0.60

(a)
On March 24, 2025, Angi effected a reverse stock split of the outstanding shares of common stock, at a ratio of one-for-ten. The historical and pro forma earnings per share and weighted average common shares outstanding, including the amounts in the notes below, have been adjusted accordingly.

(b)
If the effect is dilutive, weighted average common shares outstanding include the incremental shares that would be issued upon the assumed exercise of stock options and subsidiary denominated equity and restricted stock units and market-based awards (“MSUs”). For the year ended December 31, 2024, 1.27 million of potentially dilutive securities on both a historical consolidated basis and a pro forma basis were excluded from the calculation of diluted EPS because their inclusion would have been anti-dilutive.

(c)
MSUs and performance-based stock units (“PSUs”) are considered contingently issuable shares. Shares issuable upon exercise or vesting of MSUs or PSUs are included in the denominator for earnings per share if (i) the applicable market or performance condition(s) has been met and (ii) the inclusion of the MSUs and PSUs is dilutive for the respective reporting periods. For the year ended December 31, 2024, 0.31 million underlying MSUs and PSUs were excluded from both the calculation of historical consolidated and pro forma diluted EPS because the market or performance condition(s) had not been met.

Annex A-5